SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                 CELLSTAR CORP.
                                ---------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   150925105
                                  ------------
                                 (CUSIP Number)

                                Collin Lancaster
                                General Counsel
                               Stark Investments
                             3600 South Lake Drive
                             St. Francis, WI 53235
                                  414-294-7000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 2003
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
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                                                                  Page 2 of 8
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                           Not Applicable                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
     SOURCE OF FUNDS
4
     N/A
_____________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              4,706,749 (See Item 5)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           4,706,749 (See Item 5)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     4,706,749 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1% (See Item 5)
_____________________________________________________________________________
     TYPE OF REPORTING PERSON*
14
     IN
_____________________________________________________________________________
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                                                                     Page 3 of 8

Item 1    Security and Issuer.

          This Amendment No. 1 on Schedule 13D is filed in connection with the shares of Common Stock, par value $0.01 per share (the "Shares"), of Cellstar Corp. (the "Company"), with its principal executive offices at 1730 Briecroft Drive, Carrolton, TX 75006. This Amendment No. 1 hereby amends and supplements the Schedule 13D originally filed on March 12, 2002 (the "13D").

Item 2.   Identity and Background.

          The business address for Messrs. Roth and Stark and the entities is c/o Stark Investments, 3600 South Lake Drive, St. Francis WI 53235.

Item 3.   Source and Amount of Funds or Other Consideration.

          N/A

Item 4.   Purpose of Transaction.

          The Reporting Persons intend to continue to evaluate the performance of their Shares as an investment in the ordinary course of business.

Item 5.   Interest in Securities of the Issuer.

          (a)(b) On December 2, 2002, the Notes (as defined in the 13D) were converted into 5,452,200 shares of Common Stock. The Reporting Persons currently beneficially own an aggregate of 4,706,749 shares of Common Stock or 23.1% of the outstanding shares of Common Stock which the Company has indicated, in its Quarterly Report on Form 10Q for the quarterly period ended August 31, 2003, to be 20,354,364 shares of Common Stock.

          (c) See Exhibit A attached hereto.

          (d)(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          N/A

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 - Joint Filing Agreement.

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                                                                     Page 4 of 8

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 4, 2003

                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark
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                                                                     Page 5 of 8

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d 1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of an Amendment No. 1 to Schedule 13D (including amendments thereto) with respect to certain shares of Common Stock, $.01 par value of Cellstar Corp. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

          The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

          IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 4, 2003.

                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark

                                                                       Exbibit A


       QUANTITY
         SOLD     PRICE    Date of Sale     BALANCE
1        5257     14.34    10/27/2003       5321459
2        3750     14.37    10/27/2003       5317709
3        993      14.3     10/27/2003       5316716
4        3650     14.32    10/27/2003       5313066
5        10500    14.25    10/27/2003       5302566
6        460      14.23    10/27/2003       5302106
7        7860     14.21    10/27/2003       5294246
8        26140    14.2     10/27/2003       5268106
9        40       14.204   10/27/2003       5268066
10       400      14.211   10/27/2003       5267666
11       2700     14.18    10/27/2003       5264966
12       300      14.19    10/27/2003       5264666
13       7000     14.15    10/27/2003       5257666
14       4200     14.05    10/27/2003       5253466
15       600      14.09    10/27/2003       5252866
16       4200     14.1     10/27/2003       5248666
17       400      14.3     10/27/2003       5248266
18       6000     14.25    10/27/2003       5242266
19       1000     14.22    10/27/2003       5241266
20       9100     14.2     10/27/2003       5232166
21       1100     14.21    10/27/2003       5231066
22       700      14.15    10/27/2003       5230366
23       700      14.21    10/27/2003       5229666
24       200      14.204   10/27/2003       5229466
25       4100     14.2     10/27/2003       5225366
26       3100     14.17    10/27/2003       5222266
27       300      14.11    10/27/2003       5221966
28       2600     14.4     10/28/2003       5219366
29       2700     14.38    10/28/2003       5216666
30       1800     14.33    10/28/2003       5214866
31       400      14.3     10/28/2003       5214466
32       2500     14.05    10/28/2003       5211966
33       4925     14       10/28/2003       5207041
34       5200     13.97    10/28/2003       5201841
35       100      13.985   10/28/2003       5201741
36       4600     13.98    10/28/2003       5197141
37       129      13.993   10/28/2003       5197012
38       100      13.981   10/28/2003       5196912
39       300      13.99    10/28/2003       5196612
40       900      14.01    10/28/2003       5195712
41       100      14.08    10/28/2003       5195612
42       1546     13.96    10/28/2003       5194066
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                                                                     Page 7 of 8
43       200      13.951   10/28/2003       5193866
44       11600    13.95    10/28/2003       5182266
45       1000     13.91    10/28/2003       5181266
46       200      14.164   10/28/2003       5181066
47       500      14.16    10/28/2003       5180566
48       400      14.1     10/28/2003       5180166
49       900      14.32    10/28/2003       5179266
50       7750     14.3     10/28/2003       5171516
51       1100     14.26    10/28/2003       5170416
52       1000     14.24    10/28/2003       5169416
53       6800     14.05    10/28/2003       5162616
54       450      14.1     10/28/2003       5162166
55       500      13.94    10/28/2003       5161666
56       6600     13.96    10/28/2003       5155066
57       950      13.88    10/28/2003       5154116
58       2519     13.9     10/28/2003       5151597
59       81       13.903   10/28/2003       5151516
60       500      14.01    10/28/2003       5151016
61       12540    14       10/28/2003       5138476
62       3800     13.99    10/28/2003       5134676
63       24800    13.95    10/28/2003       5109876
64       5700     13.98    10/28/2003       5104176
65       300      13.97    10/28/2003       5103876
66       100      14.08    10/28/2003       5103776
67       900      14.06    10/28/2003       5102876
68       500      13.91    10/28/2003       5102376
69       800      13.96    10/28/2003       5101576
70       2500     13.95    10/28/2003       5099076
71       4600     13.96    10/28/2003       5094476
72       1300     13.95    10/28/2003       5093176
73       100      14       10/28/2003       5093076
74       399      13.99    10/28/2003       5092677
75       400      13.98    10/28/2003       5092277
76       5200     13.97    10/28/2003       5087077
77       3400     13.95    10/28/2003       5083677
78       143952   13.85    10/28/2003       4939725
79       1300     14       10/29/2003       4938425
80       400      13.87    10/29/2003       4938025
81       2500     13.5     10/29/2003       4935525
82       800      13.49    10/29/2003       4934725
83       10000    13.44    10/29/2003       4924725
84       2800     13.35    10/29/2003       4921925
85       200      13.34    10/29/2003       4921725
86       4000     13.33    10/29/2003       4917725
87       200      13.08    10/29/2003       4917525
88       22100    13       10/29/2003       4895425
89       1100     13.03    10/29/2003       4894325
90       2000     13.05    10/29/2003       4892325
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                                                                     Page 8 0f 8

91       2100     13.07    10/29/2003       4890225
92       600      13.04    10/29/2003       4889625
93       400      13.26    10/29/2003       4889225
94       1100     13.25    10/29/2003       4888125
95       500      13.12    10/29/2003       4887625
96       700      13.09    10/29/2003       4886925
97       1643     13.1     10/29/2003       4885282
98       500      13.01    10/29/2003       4884782
99       500      13.02    10/29/2003       4884282
100      200      13.002   10/29/2003       4884082
101      300      12.99    10/29/2003       4883782
102      2200     13.85    10/29/2003       4881582
103      4950     13.45    10/29/2003       4876632
104      1200     13.43    10/29/2003       4875432
105      400      13.39    10/29/2003       4875032
106      3000     13.35    10/29/2003       4872032
107      1400     13.34    10/29/2003       4870632
108      400      13.15    10/29/2003       4870232
109      1393     13.1     10/29/2003       4868839
110      100      13.09    10/29/2003       4868739
111      3957     13.05    10/29/2003       4864782
112      10600    13.01    10/29/2003       4854182
113      1000     13.08    10/29/2003       4853182
114      1000     13.04    10/29/2003       4852182
115      2801     13.03    10/29/2003       4849381
116      100      13.033   10/29/2003       4849281
117      2550     13       10/29/2003       4846731
118      400      13.02    10/29/2003       4846331
119      200      13.06    10/29/2003       4846131
120      100      13.011   10/29/2003       4846031
121      500      13.07    10/29/2003       4845531
122      4600     13.3     10/29/2003       4840931
123      134182   n/a*     10/29/2003       4706749

* Settled open position.